

December 4, 2020

Via E-Mail
Don S. Williams, Esq.
Hogan Lovells International LLP
Suite 1804-1808, Park Place
1601 Nanjing Road West
Jing An District
Shanghai 200040

> **Re:** **Acorn International, Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed by Acorn International, Inc., First Ostia Port Ltd., Second Actium Coin**
> **Ltd., Robert W. Roche, Ritsuko Hattori-Roche, Catalonia Holdings, LLC**
> **and Bireme Limited**
> **Filed on November 27, 2020**
> **File No. 5-83555**

Dear Mr. Williams:

We have reviewed the above filing and related response letter and have the following comments.

Schedule 13E-3 Exhibit (a)-(1) Preliminary Proxy Statement of the Company

1.   We note your response to prior comment 7. We acknowledge that the Company is a foreign private issuer and is not required to, and does not, file quarterly reports under the Exchange Act. However, given that the Company has furnished its quarterly earnings release, and in light of the guidance referred to in our prior comment and the information provided in your response, we are unable to agree that the Company is not required to include such information in the Rule 13e-3 disclosure materials disseminated to shareholders.

*   *   *

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions